

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2023

Surendra Ajjarapu
Chief Executive Officer
Semper Paratus Acquisition Corporation
767 Third Avenue, 38th Floor
New York, New York 10017

      Re: Semper Paratus Acquisition Corporation
          Preliminary Proxy Statement on Schedule 14A
          Filed November 13, 2023
          File No. 001-41002

Dear Surendra Ajjarapu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences

cc: Andrew M. Tucker, Esq.